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                            July 29, 2021

       Samuel Reich
       Chief Executive Officer
       Big Cypress Acquisition Corp.
       300 W. 41st Street, Suite 202
       Miami Beach, FL 33140

                                                        Re: Big Cypress
Acquisition Corp.
                                                            Draft Registration
Statement on Form S-4
                                                            Submitted July 2,
2021
                                                            CIK No. 0001833214

       Dear Mr. Reich:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-4 Submitted July 2, 2021

       Cover page

   1. Please revise the prospectus cover page to disclose the expected ownership percentages in the combined company of
BCYP   s public stockholders, the Initial Stockholders and
                                                        SAB   s stockholders.
 Samuel Reich
FirstName
Big CypressLastNameSamuel   Reich
             Acquisition Corp.
Comapany
July       NameBig Cypress Acquisition Corp.
     29, 2021
July 29,
Page  2 2021 Page 2
FirstName LastName
Questions and Answers, page 5

2. We note your disclosure on page 53 that the combined company intends to apply to list its shares on the Nasdaq Capital Market. Please disclose in this section, where appropriate, and on the cover page when you will file the initial listing application for the combined
         company and whether Nasdaq   s determination will be known at the time
that stockholders
         are asked to vote on the merger agreement.
3. Please revise your disclosure, where applicable, to show the potential impact of redemptions of the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.
Q: Are the proposals conditioned on one another?, page 11

4. Please revise, where appropriate (including here and on page 21), to identify which conditions to the completion of the merger may be waived. We refer to your disclosure on pages 54 and 55.
Q: What if I attend the special meeting and abstain or do not vote?, page 16

5. Please revise to clarify, if true, that shareholders have redemption rights regardless of whether they abstain or do not vote on the business combination.
SAB Biotherapeutics, Inc., page 19

6. We note your disclosure on pages 19 and 126 that to date you have generated revenues through government agreements which have totaled approximately $143 million in awards and generated approximately $55 million in revenue in 2020. If these products are research use only (RUO) products, please make that clear in your disclosure.
7. Please clarify the meaning of scientific or technical terms the first time they are used in order to ensure that lay readers will understand the disclosure. For example, please briefly explain what you mean by terms such as polyclonal, heavy chain and kappa light chain, epitopes, IVIG, effector cell activation, avidities, high-titer and antigenic drift.
8. We refer to your disclosure on pages 19, 119, 120, 128 and elsewhere in the prospectus that SAB is capable of rapidly producing targeted, high-potency immunotherapies. Please revise these statements and any similar disclosure to remove any implication that you will be successful in advancing your product candidates in a rapid or accelerated manner as such statements are speculative.
 Samuel Reich
FirstName
Big CypressLastNameSamuel   Reich
             Acquisition Corp.
Comapany
July       NameBig Cypress Acquisition Corp.
     29, 2021
July 29,
Page  3 2021 Page 3
FirstName LastName
Special Note Regarding Forward-looking Statements, page 38

9. We note the statement that market, ranking and other similar industry data included in this prospectus may not be reliable and you cannot guarantee the accuracy or completeness of any such information contained in this proxy statement/prospectus. These statements imply an inappropriate disclaimer of responsibility with respect to the third party information and your own research. Please revise to clarify you are responsible for all disclosure in the prospectus.
Risks Related to the Business and Operations of SAB Biotherapeutics, Inc., page
40

10. Please revise this section to expand your disclosure of risks related to the discovery, development and regulatory approval of your lead product candidates, including the preclinical and early stage of your products, possible difficulties enrolling patients in your clinical trials, as well as adverse side effects or other safety risks that could delay or preclude approval.
SAB's success depends on our ability to maintain the proprietary nature of our technology, page
45

11. We refer to your disclosure on pages 19 and 119 that you have received approximately
         $250 million in funding from the U.S. government since SAB   s
founding in 2014,
         approximately $143 million of which were awarded from the U.S. government since 2019.
          Please expand your risk factor disclosure, where appropriate, with respect to the rights the government has with respect to your technology and patents and the portion of your business that may be affected by the potential exercise of march-in rights.
SAB Biotherapeutics operates in a highly competitive industry, page 46

12. You disclose on page 127 that there are over 40 polyclonal antibodies that have been approved for use in humans by the FDA. We also note your disclosure on pages 46 and
         126 that SAB Biotherapeutics is engaged in highly competitive industries. Please disclose whether any of your key competitors are developing polyclonal antibodies for indications such as COVID-19, influenza, organ transplant rejection and type 1 diabetes.
The Proposed Charter designates the Court of Chancery of the State of Delaware as the sole and exclusive forum..., page 56

13. We note your disclosure that the forum selection provision in your Proposed Charter may have the effect of discouraging lawsuits against the combined company and its directors, officers or other employees. Please revise this risk factor and your disclosure in the
         Business section to disclose that there is also a risk that your forum selection provision may result in increased costs for investors to bring a claim.
 Samuel Reich
FirstName
Big CypressLastNameSamuel   Reich
             Acquisition Corp.
Comapany
July       NameBig Cypress Acquisition Corp.
     29, 2021
July 29,
Page  4 2021 Page 4
FirstName LastName
Unaudited Pro Forma Combined Condensed Consolidated Financial Information, page
62

14. Please revise your pro forma information to include a pro forma balance sheet as of March
         31, 2021 and a pro forma statement of operations for the period ending March 31, 2021.
         Refer to Rule 11-02(b) of Regulation S-X.
15. We note your pro forma financial information has been prepared assuming no redemptions. Please revise your presentation to also present a maximum redemption scenario. Refer to Rule 11-02(a)(10) of Regulation S-X.
Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 63

16. Please explain to us why adjustment (B), the reclassification of marketable securities held in the Trust Account, impacts additional paid-in capital.
17. Refer of adjustment (I). Please explain how the $7.6 million adjustment to retained earnings (deficit) was calculated.
Note 2 - Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 66

18. We note that you are in the process of assessing the fair market value of the Earnout
         Shares due to their complexity and are excluded from the pro forma financial statements. Please note that we will defer our evaluation until you have the included an adjustment for the fair value of the Earnout Shares in your pro forma financial statements..
Background of Negotiations with SAB Biotherapeutics, page 89

19. Please revise your disclosure in this section to describe how the BCYP Board arrived at a valuation of $300 million for SAB. Please address in your revisions the methodology employed in reaching the valuation and the extent to which the BCYP Board considered such analysis in reaching the valuation and if material, discuss the BCYP Board's analysis, its conclusions and underlying assumptions. Additionally, we note your disclosure that
         BCYP sent an initial draft letter of intent to SAB in which it proposed the terms of a business combination. Please revise to clarify how the transaction structure and consideration evolved during the negotiations, including the proposals and counter-
         proposals made during the course of negotiations, with respect to the material terms of the merger, including the exchange ratio and earn-out consideration. Samuel Reich
FirstName
Big CypressLastNameSamuel   Reich
             Acquisition Corp.
Comapany
July       NameBig Cypress Acquisition Corp.
     29, 2021
July 29,
Page  5 2021 Page 5
FirstName LastName
Recommendation of the BCYP Board of Directors and Reasons for the Business Combination, page 92

20.      We note the Board considered SAB Biotherapeutics   s outlook,
financial plan and debt
         structure. Please tell us whether BCYP   s Board, officers and
directors and/or financial
         advisors reviewed projected financial information provided by SAB Biotherapeutics. If so, please revise to disclose such projections, how the board used any projections provided and discuss all material assumptions used to develop the projections. Also discuss the possible impact if the projections are not correct and clarify when the projections were provided.
Certain U.S. Federal Income Tax Considerations, page 112

21. Please revise the heading of this section as well as the introductory paragraph to clarify that the discussion is of the material tax consequences, not merely certain material tax consequences. Please refer to Section III.C.1 of Staff Legal Bulletin No. 19 for guidance.
22. We note that counsel appears to be delivering a short-form tax opinion, which references the opinion as stated in the prospectus. Accordingly, please revise your prospectus to state that the disclosure in the tax consequences section represents the opinion of counsel.
         Please refer to Section III.B.2 of Staff Legal Bulletin No. 19 for guidance.
Information about SAB Biotherapeutics, page 119

23. We note your statements on page 119 and elsewhere that your product candidates are
         "best-in-class" and "first-in-class" therapies. Such terms suggest that your product candidates are effective and likely to be approved as a new class of immunotherapies for a range of infectious diseases and immune system disorders. Given the early stage of development, it is not appropriate to suggest that your platform and the product candidates are likely to be effective or receive regulatory approval. Please delete these references throughout your registration statement. If your use of the term was intended to convey your belief that the product is based on a novel technology or approach, you may discuss how your technology differs from technology used by competitors. Research and Development, Pipeline Programs, page 121

24. We refer to the inclusion of SAB-162 for an undisclosed indication in your pipeline table on page 121. Given the status of development, no disclosure of specified target indications and limited disclosure regarding this program, it seems premature to highlight this product prominently in the pipeline table. Please remove the program from the pipeline table or advise.
 Samuel Reich
FirstName
Big CypressLastNameSamuel   Reich
             Acquisition Corp.
Comapany
July       NameBig Cypress Acquisition Corp.
     29, 2021
July 29,
Page  6 2021 Page 6
FirstName LastName
25. Please revise the bars in the pipeline chart to remove the shaded areas that appear at the end of SAB-176 and SAB-185. Please also revise the bars so that they show the progress in preclinical and clinical development. The bars should not extend into the columns for the Candidate Name and Indication. We also note disclosure on page 122 that SAB-176 is currently being evaluated in a Phase 1 safety trial, but the pipeline chart indicates that
         Phase 1 is complete. Please revise.
26. We note your disclosure on page 122 that your SAB-185, SAB-176, SAB-142 and SAB-
         181 products are    fully human    antibody and globulin candidates
that are sourced from
         animals. Please clarify and expand your description of your product
candidates as    fully
         human    in contrast to human-derived immuno-therapeutics in your
disclosure in the
         Business section.
Immune System Disorders, page 122

27. We note your disclosure on page 122 that SAB is executing on an undisclosed autoimmune target collaboration with CSL Behring and on page 125 relating to an undisclosed research collaboration with a U.S. based large Pharma collaborator. Please disclose the name of the Pharma collaborator and also advise if there is a collaboration agreement in place with either CSL Behring or the Pharma collaborator, and if so, please provide a brief description of the material terms of such arrangement and file such agreement as an exhibit to the registration statement or explain to us why you believe you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.
28. Please confirm if your collaboration with either CSL Behring and/or a large U.S. based pharmaceutical company relates to any of the product candidates listed in your pipeline table. If so, please advise if the inclusion of such collaborations in your pipeline table is the clearest way to present your programs to investors or revise your disclosure as appropriate.
29. We refer to your statements in this section that you expect your products, such as SAB-
         142, to "perform well based on safety, dosing and tolerability" on page 122. We also note your disclosure on page 128 that SAB's human polyclonal antibodies have been "safely"
         administered in five clinical human safety studies that your SAB-185 product for COVID-
         19 has "progressed to show safety in humans." Please note that determinations of safety and efficacy are solely within the authority of the FDA; therefore, please revise the prospectus to remove all references and/or implications of safety and efficacy, including the references above.
SAB-176 (Severe Influenza), page 122

30. We refer to your disclosure on page 122 relating to the Phase 1 safety trial for your SAB-
         176 product candidate. Please expand your disclosure to discuss whether any adverse side effects were observed during your preclinical and clinical trials. Samuel Reich
FirstName
Big CypressLastNameSamuel   Reich
             Acquisition Corp.
Comapany
July       NameBig Cypress Acquisition Corp.
     29, 2021
July 29,
Page  7 2021 Page 7
FirstName LastName
SAB-185 (COVID-19), page 122

31. You disclose on page 122 that preclinical data has shown SAB-185 to be significantly more potent than human-derived convalescent immunoglobin. Please revise your characterizations of the preclinical and Phase 1 trial to discuss the data, rather than drawing conclusions from the results. For example, please discuss the design, scope and the primary and secondary endpoints of your preclinical and clinical trials, as applicable, and whether any adverse events were observed.
Regulatory Matters, page 123

32. We note your disclosure on page 125 that SAB is sponsoring a Phase 2a trial in the U.K., which is regulated by the United Kingdom Medicines and Healthcare products Regulatory
         Agency. Please revise to specify which product candidate (or candidates, as applicable) is currently in Phase 2a trial in the U.K., the scope, design and primary endpoint of such trial.
Intellectual Property, page 129

33. We refer to your disclosure on page 129 relating to your patent portfolio that includes over
         60 patents in eight patent families. Please expand your disclosure to identify for each material patent and patent application, as applicable, the scope and technology of each patent or patent application, the type of patent protection, jurisdiction and expiration dates. Consider adding tabular disclosure in addition to the narrative for ease of use.
SAB MD&A
Research and Development, page 136

34. You disclose on page 134 that you have not historically tracked research and development expenses on a product candidate-by-product candidate basis. You also provide examples of the nature of expenses included in the research and development expense line item. For each period presented in your financial statements, please revise to provide a breakdown of research and development expenses by the type or nature of expense. Liquidity, page 137

35. Given that receivables are material to total assets and have materially impacted your operating cash flows, please disclose the repayment terms and quantify the amount actually collected through the filing date of your revised registration statement.
SAB Biotherapeutics, Inc. Consolidated Financial Statements, page F-29

36. Please provide updated financial statements for SAB Biotherapeutics, Inc. Refer to Rule
         8-08 of Regulation S-X.
 Samuel Reich
FirstName
Big CypressLastNameSamuel   Reich
             Acquisition Corp.
Comapany
July       NameBig Cypress Acquisition Corp.
     29, 2021
July 29,
Page  8 2021 Page 8
FirstName LastName
Note 2 - Summary of Significant Accounting Policies
Research and development expenses, page F-39

37. You disclose that you had had contracts with multiple contract research organizations
         (   CRO   ). Please revise to disclose the significant terms of the
agreements, including the a
         description of any milestones. Also disclose the payments made under the agreements.
Note 4 - Revenue
Government Grants, page F-44

38. We note that during the year ended December 31, 2020, you recognized $52.1 million in grant revenue from the Department of Defense, Joint Program Executive Office for
         Chemical, Biological, Radiological and Nuclear Defense Enabling Biotechnologies
         (   JPEO   ). Please explain the conditions that must be meet in order for revenue to be
         recognized, including a description of the stages included in the agreement. Also please describe the material terms and conditions of the contract modifications added to the contract in 2020. If the stated objective of the grant agreement is to subsidize stipulated
         R&D activities, then please explain why the amount recognized as revenue is substantially disproportionate to the amount recognized as R&D expense.
Note 5 - Earnings per share, page F-45

39. Please revise to disclose how net income attributable to applicable to preferred stock shareholders was determined.
Note 6 - Equipment, page F-46

40. Please revise to disclose the nature of your construction in progress and the expected time frame for completion.
       You may contact Eric Atallah at 202-551-3663 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact
Jane Park at 202-551-7439 or Christopher Edwards at 202-551-6761 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Life
Sciences
cc:      Ilan Katz, Esq.